KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 30, 2016

EXHIBIT 6:
Conflicts of Interest Related to the Issuance of Credit Ratings

Form NRSRO Exhibit 6 – Filed as of March 30, 2016

Exhibit 6. Identify in this Exhibit the types of conflicts of interest relating to the issuance of credit ratings by the Applicant/NRSRO that are material to the Applicant/NRSRO.

Kroll Bond Rating Agency, Inc. ("KBRA") has the following types of conflicts of interest relating to the issuance of ratings:

1)   KBRA is paid by issuers or underwriters to determine credit ratings with respect to securities they issue or underwrite.

2)   KBRA issues and maintains credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction that was paid for the issuer, sponsor, or underwriter of the security or money market instrument.

3)   KBRA is paid by obligors to determine credit ratings of the obligors.

4)   KBRA is paid for services in addition to determining credit ratings by issuers that have paid KBRA to determine a credit rating.

5)   KBRA is paid by persons for subscriptions to receive or access KBRA's ratings where such persons may use the credit ratings of KBRA to comply with, and obtain benefits and relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6)   KBRA is paid by persons for subscriptions to receive or access KBRA's ratings where such persons may also own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by KBRA.

7)   KBRA allows persons within the organization to directly own securities or money market instruments of, or have other direct ownership interest in, issuers or obligors subject to a credit rating determined by KBRA.

8)   KBRA received more than 10% of its total net revenue in prior fiscal years from one or more clients that paid it to rate asset-backed securities, and may receive more than 10% of total net revenue from one or more such clients in the current fiscal year.[1]

---

[1] Pursuant to SEC Release No. 34-76129, an Order Granting Temporary, Limited, and Conditional Exemption of KBRA from the Conflict of Interest Prohibition in Rule 17g-5(c)(1) of the Securities Exchange Act of 1934, as amended, KBRA operates under an limited exemption from the requirements of SEC Rule 17g-5(c)(1).

9) KBRA analysts may have communications with prospective issuers in which analysts describe KBRA's methodologies and analytical capabilities. This could be construed as promotional or marketing activity, which could create a potential conflict with the principle of separating analysts from commercial activities of the firm.

10) KBRA may rate issuers and obligors that are shareholders of KBRA's corporate parent, and may also rate issuers and obligors that are owned or controlled by shareholders of KBRA's corporate parent.

***